Evolution Optiks

CROWDFUNDING

Corporate Structure

Evolution Optiks


Evolution Optiks Holdings Limited
(Barbados
R&D Services & Support Agreement
100%
Evolution Optiks R&D Inc.
(Ontario)
Service Agr.
100%
Service Agr.
Evolution Optiks Limited
(Barbados)
License to Use IP
100%
Evolution Optiks Barbados Limited
(Barbados)
100%
Evolution Optiks (USA) Ltd.
(Delaware)

Crowdfunding Entity

- Will raise funds from US crowdfunding investors.
- Will pay an up-front license fee, development support and royalties to EOL entities in exchange for the exclusive right to commercialize (but not further develop) EOL's IP in Refractor and DeCon devices in the USA, Canada, and Mexico

Evolution Optiks Structure Approved in June 2022



License
Evolution Optiks
(USA) Ltd.
(Delaware)
Inbound Royalty Agreements into EOL
Right of EOL to Use IP Developed
by Business Unit
Evolution
Optiks
Limited
License
Business Unit
License
License
Business Unit
Third Parties

Crowdfunding Entity

- Incorporated in USA
- Will raise money from US investors through crowdfunding
- Initially managed by EOL team, later Independently managed by a dedicated team
- License to commercialize Refractor od DeCon device in the USA, Canada, and Mexico
- Will NOT do any IP development work
- Will hold FDA Approval
- Pays upfront license fee, a development support fee to EOL and/or EORD
- Focus on the commercialization of Refractor and DeCon in the USA, Canada, and Mexico
- Pays royalties from sales of Refractor and DeCon devices to EOL

EOL Business Units

- Incorporated in USA
- Independently managed by dedicated team
- Focus on product or market segment
- License and Authority to Make, Use and/or Sell EOL IP in Products within Business Unit's Field of Use and Business Purpose without restricting EOL from utilizing such EOL IP otherwise
- Right of EOL to utilize new IP created by Business Unit in a non-competitive manner

Outside EOL

- Sole or non-exclusive license to practice (IP)
- RFOU (Restricted Field of Use)
- Time structure
- Termination or penalty structure
- Shared new-IP agreement